UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 30, 2025

Soulpower Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42582	98-1793430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street, 17th Floor, New York, New York 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 201-282-6717

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	SOULU	NYSE
Class A ordinary shares, par value $0.0001 per share	SOUL	NYSE
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	SOULR	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on November 24, 2025, Soulpower Acquisition Corporation, a Cayman Islands exempted company (“Soulpower”), SWB Holdings, a Cayman Islands exempted company (“Pubco”), SAC Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), SWB Merger Sub LLC, a Cayman Islands limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub” and together with SPAC Merger Sub, the “Merger Subs”), and SWB LLC, a Cayman Islands limited liability company (the “Company”) entered into a business combination agreement (the “Business Combination Agreement”). As a result of the transactions contemplated by the Business Combination Agreement, including the Business Combination (collectively, the “Proposed Transactions”), Soulpower and the Company will each become wholly-owned subsidiaries of Pubco and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement.

On December 30, 2025, we and Pubco issued a joint press release announcing the confidential submission by Pubco of a Draft Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on December 29, 2025, in connection with the Business Combination Agreement and the Proposed Transactions. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Additional Information about the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Pubco and the Company intend to publicly file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement of Soulpower and a prospectus with respect to Pubco’s securities (the “Proxy Statement/Prospectus”), following completion of the SEC’s review of the confidential submission. After the registration statement is declared effective, a definitive Proxy Statement/Prospectus will be mailed to Soulpower shareholders as of a record date to be established for voting on the proposed transaction.

This Current Report on Form 8-K does not contain all of the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC, as these documents will contain important information about Soulpower, the Company, Pubco and the proposed business combination.

Once available, investors and security holders may obtain copies of these documents free of charge at the SEC’s website at www.sec.gov or by directing a request to: Soulpower Acquisition Corporation, SOUL@crescendo-ir.com.

Participants in the Solicitation

Soulpower, the Company, Pubco and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Soulpower’s shareholders in connection with the Proposed Transactions. Information regarding the names of such persons and their interests in the Proposed Transactions will be included in the registration statement and Proxy Statement/Prospectus to be filed with the SEC.

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No Offer or Solicitation

The information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” with respect to Soulpower, the Company and Pubco. The expectations, estimates, and projections of the businesses of Soulpower, the Company and Pubco may differ from their actual results and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject, without limitation, to (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the Soulpower IPO Prospectus, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Soulpower, the Company or Pubco, including, without limitation, the registration statement on Form S-4; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Soulpower’s, the Company’s or Pubco’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements, and Soulpower, the Company and Pubco therefore caution against placing undue reliance on any of these forward-looking statements.

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Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination the Business Combination Agreement (the “BCA”); (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the BCA; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Soulpower or other conditions to closing the Business Combination; (4) the Company’s and Pubco’s ability to develop and manage their businesses, and the advantages and expected growth of the Company and Pubco; (5) the cash position of the Company and Pubco following Closing; (6) the inability to obtain or maintain the listing of Pubco’s securities on a stock exchange following the Closing; (7) the risk that the announcement and pendency of the Business Combination disrupts the Company’s and Pubco’s current plans and operations; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco and the Company to develop and manage growth profitably and source and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws and regulations or political and economic developments; (11) the possibility that Pubco or the Company may be adversely affected by other economic, business and/or competitive factors; (12) Soulpower’s, the Company’s and Pubco’s estimates of expenses and profitability; (13) the amount of redemptions by Soulpower’s public shareholders; (14) the possibility that contractual counterparties that have committed to providing assets to the Company in connection with the Business Combination may not fulfil their obligations to the Company or that the Company may determine to terminate such agreements due to additional concerns identified in the Company’s diligence prior to the Closing or if the final independent third-party valuation of any such assets are less than the Company’s valuation of such assets, (15) the possibility that asset managers and other service providers to the Company may not fulfil their obligations following the Business Combination; (16) regulatory matters involving SOUL WORLD BANK ™ and the other businesses and operations to be conducted by Pubco following the Business Combination, and (17) other risks and uncertainties included in the “Risk Factors” section of the Soulpower IPO Prospectus, the registration statement on Form S-4 and other documents filed or to be filed with the SEC by Soulpower, the Company and Pubco. Many of these factors are outside of the control of Soulpower, the Company, and Pubco and are difficult to predict. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Soulpower, the Company and Pubco do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 30, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Soulpower Acquisition Corporation

	By:	/s/ Justin Lafazan
	Name:	Justin Lafazan
	Title:	Chief Executive Officer

Dated: December 30, 2025

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